UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 2, 2020

Commission File Number 1-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Market update report ANGLOGOLD ASHANTI NEWS RELEASE FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2020

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

AngloGold Ashanti Q3 2020 Free Cash Flow Rises 290%; Doubles Dividend Payout Ratio

(JOHANNESBURG - PRESS RELEASE) – AngloGold Ashanti delivered a near fourfold increase in free cash flow in the third quarter of 2020, driving its Adjusted net debt to its lowest level in almost a decade and supporting the decision to double its dividend payout ratio.

The Company will pay shareholders 20% of its free cash flow before accounting for capital expenditure in growth projects, up from 10% previously. The Company will also double the frequency of payouts from the current annual dividend declaration, to semi-annual payments.

“We’ll continue to enforce capital and cost discipline to deliver strong cash flows in this elevated gold price environment,” said Christine Ramon, AngloGold Ashanti’s Interim Chief Executive Officer. “Doubling our dividend payout ratio demonstrates confidence in our ability to both improve direct returns to shareholders and to self-fund our growth projects and sustaining capital requirements.”

Free cash flow rose to $339m for the quarter ended 30 September 2020, a 290% increase from the $87m generated in the comparable quarter of last year, helped as a result of lower costs from continuing operations, lower capital expenditure and a 30% higher gold price received. This figure excludes the $200m of proceeds received for the sale of its South African operating assets on 30 September 2020. Cash inflow from operating activities was up 56% to $551m from $354m in the same period last year.

AngloGold Ashanti has streamlined its portfolio, having completed the sale of its operating assets in South Africa and progressing the sales processes in Mali, while prioritising reinvestment in its portfolio to increase reserves, extend mine lives and improve operating flexibility. The Obuasi Redevelopment Project, financed from internal cash flows, continued its ramp-up during the third quarter of 2020, delivering a 52% quarter-on-quarter increase in output, taking total pre-production output to approximately 100,000oz.

Adjusted net debt almost halved year-on-year to $875m at the end of September 2020, while adjusted earnings before interest, tax and depreciation and amortisation (“Adjusted EBITDA”) rose 72% over the same period to $803m, from $468m in the third quarter of 2019. The ratio of Adjusted net debt to Adjusted EBITDA fell to 0.36 times, its lowest level since 2011. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio of 1.0 times through the cycle.

Operating Performance

Production in the three months ended 30 September 2020 was 837,000oz at a total cash cost of $801/oz, compared to 825,000oz at a total cash cost of $786/oz in the same period in 2019. The solid production result was underpinned by strong performances at most sites, with standout performances at Sunrise Dam in Australia and AGA Mineração in Brazil.

All-in sustaining costs (“AISC”) were $1,044/oz in the third quarter of 2020, compared to $1,031/oz in the third quarter of 2019. This largely reflected higher cash costs. COVID-19 related impacts resulted in AISC being approximately $51/oz higher in the third quarter of 2020 due to approximately $22m COVID-19 related costs incurred ($33/oz) and approximately 18,000oz lost production at the South African operations ($18/oz).

Free cash flow before growth capital, the metric on which dividends are calculated, more than doubled to $361m during the third quarter of 2020, compared to $177m in the third quarter of 2019. This free cash flow figure does not reflect a portion of the cash flows from Kibali, which remains in the joint venture bank account in the Democratic Republic of the Congo (DRC). The Company’s attributable share of the outstanding cash balance that has not yet been repatriated from the DRC grew by $66m in the third quarter of 2020 to $359m. Barrick Gold Corporation, the operator of the Kibali joint venture, continues to engage with the DRC government regarding remittance of this cash balance.

The sale transaction with respect to the South Africa mines was completed on 30 September 2020, resulting in Harmony Gold taking full ownership of the assets and associated liabilities from 1 October 2020 and making the cash payment of $200m. Closing of the sale transaction of the Morila Gold Mine in Mali to Mali Lithium is conditional on, among others, Mali Lithium securing acquisition finance and that the deal be acknowledged without objection by the Government of Mali. On 28 October

2020, we were advised that Mali Lithium had secured the required acquisition finance and that this condition has been satisfied. Closing of the transaction is anticipated to take place soon.

In respect of the sale of Sadiola, all parties (AngloGold Ashanti, IAMGOLD Corporation and Allied Gold Corp) remain committed to the fulfilment of the conditions precedent and completion of the transaction. Notwithstanding political instability, all parties are actively working to achieve a solution and closing as soon as possible.

Balance Sheet

The balance sheet continues to improve as stronger cash flows helped with the continued reduction in debt. The ratio of Adjusted net debt to Adjusted EBITDA at 30 September 2020 was 0.36 times compared with 1.06 times as at 30 September 2019. This is the lowest point for this ratio since 2011, reflecting disciplined reduction in debt and robust cash generation from the business.

Safety

Regrettably, AngloGold Ashanti had one fatality for the quarter ended 30 September 2020. Our safe production strategy continues at all operations, with a focus on intensifying our employees' focus on safety practices in all workplaces in an effort to continue AngloGold Ashanti's sustainable safety improvement.

All operations remain on high alert with respect to the impacts of the COVID-19 pandemic and we are actively dealing with both the operational challenges and psychological effects associated with the virus as well as related protective measures, including lockdown arrangements.

Guidance*

On 21 September 2020, the Company reinstated its annual guidance given improved operating certainty amid the COVID-19 pandemic and in anticipation of the conclusion of the sale of its South African assets, which occurred at the end of September 2020.

For 2020, the group is expected to produce between 3.030Moz and 3.100Moz, including nine months of production from the South African producing assets, or between 2.800Moz and 2.860Moz on a continuing operations basis. AISC is expected to be between $1,060/oz and $1,120/oz, including contributions from the South African assets to the end of September 2020, or between $1,050/oz and $1,100/oz on a continuing operations basis. Total capital expenditure is expected to be between $890m and $950m, including the South African assets to 30 September 2020, or between $850m and $905m on a continuing operations basis.

(Assuming average exchange rates against the US dollar of ZAR16.66/$ (South African Rand); A$1.45/$ (Australian Dollar); and BRL5.12/$ (Brazilian Real); AP70.00/$ (Argentinian Peso); with Brent crude oil at $44/bbl on average for the year).

* Both production and cost estimates assume neither operational or labour interruptions, or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets; we however remain mindful that the Covid-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Accordingly, actual results could differ from guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, each filed with the United States Securities and Exchange Commission (SEC).

ENDS

2 November 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite +27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
General inquiries media@anglogoldashanti.com

Investors
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555 sbrockman@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080 yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019 and the Risk Factors section in AngloGold Ashanti’s Prospectus Supplement dated 28 September 2020, which have each been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 2, 2020

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel, Compliance and Interim Company Secretary